AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED NOVEMBER 1, 2013,
TO THE PROSPECTUS, DATED MAY 2, 2013

Monthly Pricing Supplement
(unaudited)

On November 1, 2013, our net asset value (“NAV”) per institutional share is $9.943 and our NAV per retail share is $10.095.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of October 1, 2013:	$ 18,323,460.43

Net Assets as of November 1, 2013:
Real Estate Properties, at Fair Value	$ 32,565,373.98
Non-Real Estate Assets (1)
Cash and Cash Equivalents	902,812.57
Subscriptions Receivable	30,000.00
Prepaid Organizational and Other Costs	5,299,954.81
Total Net Assets	38,798,141.36
Liabilities
Financing	16,436,833.58
Deferred Revenue	119,000.77
Redemptions Payable	-
Other Liabilities (1)	3,161,554.26
Total liabilities	19,717,388.61
Net Asset Value	$ 19,080,752.75

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
October 2, 2013	$ 9.943	$ 10.088
October 3, 2013	$ 9.943	$ 10.089
October 4, 2013	$ 9.943	$ 10.089
October 7, 2013	$ 9.943	$ 10.089
October 8, 2013	$ 9.943	$ 10.090
October 9, 2013	$ 9.943	$ 10.090
October 10, 2013	$ 9.943	$ 10.090
October 11, 2013	$ 9.943	$ 10.090
October 14, 2013	$ 9.943	$ 10.091
October 15, 2013	$ 9.943	$ 10.091
October 16, 2013	$ 9.943	$ 10.092
October 17, 2013	$ 9.943	$ 10.092
October 18, 2013	$ 9.943	$ 10.092
October 21, 2013	$ 9.943	$ 10.093
October 22, 2013	$ 9.943	$ 10.093
October 23, 2013	$ 9.943	$ 10.093
October 24, 2013	$ 9.943	$ 10.094
October 25, 2013	$ 9.943	$ 10.094
October 28, 2013	$ 9.943	$ 10.094
October 29, 2013	$ 9.943	$ 10.095
October 30, 2013	$ 9.943	$ 10.095
October 31, 2013	$ 9.943	$ 10.095
November 1, 2013	$ 9.943	$ 10.095

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition.

As of November 1, 2013, the valuation of $32.6 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $30.8 million, representing an increase of approximately $1.8 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Carlisle, IA – Retail	Phoenix, AZ – Retail	Gloster, MS – Retail	Alorton, IL – Retail	Kansas, OK – Retail	Woodville, MS – Retail	Chili, NY – Industrial	Temple, TX – Retail	Converse, TX – Retail	Slidell, LA – Retail	New Castle, IN – Retail	Sturgeon Bay, WI - Office	Weighted Average Basis
Overall Cap Rate	7.25%	7.25%	8.75%	8.25%	8.75%	8.75%	7.00%	7.50%	7.50%	(1)	(1)	(1)	7.26%
Direct Cap Value	$ 1,230,000	$ 2,090,000	$ 780,000	$ 1,000,000	$ 1,030,000	$ 790,000	$ 21,150,000	$ 1,100,000	$ 1,100,000	$ 971,574	$ 715,000	$ 608,800

(1)     Newly acquired property valued at cost basis.

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of November 1, 2013 by approximately 3.25%.

This is only a mathematical illustration and is not intended to qualify the values reflected above.